Filed Pursuant to Rule 433
Dated: November 10, 2006
Registration Statement No: 333-120525
Pitney Bowes Inc.
5.25% Medium-Term Notes Due 2037

Principal amount: $500,000,000	Interest rate: 5.25% per annum

Agent’s discount or commission: 0.70%	Original issue date: November 17, 2006

Net proceeds to Pitney Bowes: $493,285,000	Stated maturity date: January 15, 2037

Option to extend maturity date: No.

Interest payment dates:

☑	January 15 and July 15, commencing July 15, 2007

☐	Other:
Regular record dates (if other than the 15th day of May and November): January 1 and July 1
Original issue discount:  ☐    Yes    ☑    No
     Issue price:
     Total amount of OID:
     Yield to maturity:
     Initial accrual period OID:
Day count convention:

☐	Actual/360

☐	Actual/actual

☑	30/360
Redemption:

☐	The notes cannot be redeemed prior to the stated maturity date.

☑	The notes can be redeemed prior to the stated maturity date at the option of the Issuer. See “Other Provisions”.

Repayment:

☐	The notes cannot be repaid prior to the stated maturity date.

☑	The notes can be repaid prior to the stated maturity date at the option of the holder of the notes.

Optional repayment date(s): January 15, 2017

Optional repayment price(s): 100%
Specified currency (if other than U.S. dollars):
Authorized denomination (if other than U.S. $1,000 and integral multiples thereof):
Trustee, registrar, authenticating and paying agent: Citibank, N.A.
Exchange rate agent, if any:
Additional paying agent, if any:
Form:

☑	Book-entry (to be held on behalf of The Depository Trust Company)

☐	Individually certificated
Agent (amount):

☐	ABN AMRO Incorporated

☑	Barclays Capital Inc. ($133,334,000)

☐	Banc of America Securities LLC

☐	Citigroup Global Markets Inc.

☑	Credit Suisse Securities (USA) LLC ($39,286,000)

☑	Deutsche Bank Securities Inc. ($133,333,000)

☑	J.P. Morgan Securities Inc. ($133,333,000)

☐	Merrill Lynch, Pierce, Fenner & Smith Incorporated

☑	Morgan Stanley & Co. Incorporated ($39,285,000)

☑	Other: The Williams Capital Group, L.P. ($21,429,000)
Agent acting in the capacity as indicated below:

☐	Agent ☑ Principal
If as principal:

☐	The notes are being offered at varying prices related to prevailing market prices at the time of resale or otherwise.

☑	The notes are being offered at a fixed initial public offering price of 99.357% of the principal amount plus accrued interest, if any, from November 17, 2006.

If as agent:

☐	The notes are being offered at a fixed initial public offering price of __% of the principal amount plus accrued interest, if any from ___.
Other provisions:
     1. Optional Repayment Notice Period.
     Each Note will be repayable in whole or in part in increments of $1,000 on January 15, 2017 (the “Put Date”) at the option of a holder of such Note, at 100% of its principal amount plus accrued, but unpaid, interest to the Put Date.
     In order to exercise such option, a holder must, upon at least 30 calendar days’ notice prior to the Put Date, instruct its direct or indirect participant through which it holds an interest in the Notes to notify The Depository Trust Company (“DTC”) of its election to have the Notes repaid in accordance with the then applicable operating procedures of DTC. DTC will in turn deliver such notice to the Trustee, Citibank, N.A.
     DTC must receive any such notice from its participants no later than 5:00 p.m. (New York City time) on the 30th calendar day prior to the Put Date.
     Different firms have different deadlines for accepting instructions from their customers. The holder should consult the direct or indirect participant through which it holds an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to DTC.
     All instructions from a holder of the Notes to its participant relating to this option to elect repayment shall be irrevocable. Furthermore, at the time such instructions are given, such holder of the Notes shall cause its participant to transfer such holder’s interest in the Notes, on DTC’s records to that of Citibank, N.A., as Trustee.
     2. Make-Whole Redemption.
     The Issuer may redeem the notes, at any time in whole or from time to time in part, at a redemption price equal to the sum of 100% of the aggregate principal amount of the notes being redeemed, accrued but unpaid interest on those notes to the redemption date, and the Make-Whole Amount, if any, as defined below.
     “Make-Whole Amount” means, in connection with any optional redemption, the excess, if any, of (a) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest, exclusive of interest accrued to the date of redemption, that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semiannual basis (assuming a 360-day year of twelve 30-day months), such principal and interest at the Reinvestment Rate, determined on the third business day preceding the date notice of such redemption is given, from the respective dates on which such principal and interest would have been payable if such redemption had not been made, to the date of redemption, over (b) the aggregate principal amount of the notes being redeemed.

     “Reinvestment Rate” means 0.125% plus the arithmetic mean of the yields under the heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity, rounded to the nearest month, corresponding to the remaining life to maturity, as of the payment date of the principal amount of the notes being redeemed. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury yield in the above manner, then the Treasury yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by the Issuer.
     ”Statistical Release” means the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any required determination, then such other reasonably comparable index which shall be designated by the Issuer.
The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free on the SEC website at www.sec.gov. Alternatively, the Issuer or any Distributor will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-227-2275, extension 2663, Deutsche Bank Securities Inc. toll free at 1-800-503-4611, J.P. Morgan Securities Inc. collect at 1-212-834-4533 or Investor Relations of the Issuer at (203) 356-5000.

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